UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

 06 November 2025

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

16 Great Marlborough Street, London, United Kingdom, W1F 7HS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

 Diageo issues fiscal 26 Q1 trading statement

Flat Q1 organic net sales growth with volume +2.9%. Organic net sales growth across Europe, LAC and Africa offset by weakness in Chinese white spirits and a softer US consumer environment. Sharpening our strategy well advanced, and moving at pace to accelerate growth.

	Q1 ended 30 September 2025
	Reported F26 $m	Reported F25 $m	Reported growth YoY %	Organic growth YoY %
Net sales	4,875	4,986	(2.2)	0.0
Price/mix				(2.8)
Volume	-	-	-	2.9

●
Reported net sales for the first quarter declined by 2.2% to $4.9bn, largely reflecting the negative impact of disposals and with negligible impact from foreign exchange.
●
Organic net sales were flat in the quarter, with organic volume growth of 2.9% offset by negative price/mix of 2.8%, largely due to adverse mix in Asia Pacific due to the weaker results in China in Chinese white spirits (CWS). Excluding this, price/mix would have been relatively flat.
●
Solid organic net sales growth in Europe, LAC and Africa was offset by weakness in CWS impacting Asia Pacific results and softer performance in North America as US Spirits declined reflecting weak consumer confidence. We estimate that weakness in CWS in China negatively impacted group net sales by c.2.5% in the quarter.
●
Our Accelerate programme to create a more agile operating model is progressing well, cost savings guidance of c.$625m over the next 3 years fully on track.
●
For fiscal 26 we have updated organic sales and operating profit guidance for the adverse impact from Chinese white spirits and a weaker US consumer environment than planned for.
●
We remain committed to delivering c.$3bn free cash flow in fiscal 26 and returning to well within our target leverage ratio range of 2.5 - 3.0x no later than fiscal 28. This will be supported by appropriate and selective disposals over the coming years, with plans progressing well.

Nik Jhangiani, Interim Chief Executive, said:
"Net sales were flat organically in Q1, with growth in Europe, LAC and Africa offset by weakness in Chinese white spirits and a softer US consumer environment than planned for. We are not satisfied with our current performance and are focused on what we can manage and control; acting with speed to drive efficiencies, prioritising investment and adapting more quickly to an evolving consumer environment.

We are well advanced in sharpening our strategy, and we are developing and already implementing clear plans to drive growth across the broader portfolio, ensuring that we meet relevant consumer occasions of the future. Early results from our initiatives to strengthen our commercial execution capabilities, notably in Europe, are encouraging, and we are embedding a more rigorous performance-driven culture across the business.

For fiscal 26 we have updated our guidance and remain committed to delivering c.$3 billion free cash flow in fiscal 26, growing this in future years. Our confidence in delivery of this cash guidance is underpinned by increased rigour and agility to manage maturing stock, A&P spend, capex, and cost discipline."

Quarterly financials are unaudited. See pages 6-8 for an explanation and reconciliation of non-GAAP measures. Unrounded financials - due to rounding, the numbers in this and other tables in this release may not always cast or calculate. Unless otherwise noted, commentary throughout  this release refers to organic net sales movement for first quarter ended 30 September 2025 compared to first quarter ended 30 September 2024.

Fiscal 26 full-year outlook

Organic net sales growth - we expect to be flat to slightly down including the adverse impact from Chinese white spirits and a weaker US consumer environment than originally planned for.

Organic operating profit growth - we expect positive operating leverage, supported by cost savings from the Accelerate programme. Organic operating profit growth is expected to be low to mid-single digit, including the impacts of Chinese white spirits and a weaker US consumer environment in the organic net sales guidance. This also includes the impact of tariffs as at this time.

Taxation - we expect the tax rate before exceptional items to be c.25% (fiscal 25: 24.9%).

Effective interest rate - we expect the effective interest rate to be c.4.0% (fiscal 25: 4.1%).

Capital expenditure - we expect capex at the lower end of the range of $1.2-1.3bn (fiscal 25: $1.5 billion).

Free cash flow - we expect c.$3 billion (fiscal 25: $2.7 billion). This includes exceptional cash costs related to the Accelerate programme.

From fiscal 26, we expect free cash flow to increase from c.$3 billion per annum as business performance improves. We continue to expect to be well within the leverage target range of 2.5-3.0x net debt to adjusted EBITDA no later than fiscal 28, which will provide much more financial flexibility.

Update on progress on reshaped priorities - Accelerate

In May 2025 we launched our Accelerate programme to strengthen Diageo's foundations for long-term sustainable growth which is progressing well, with good momentum across the group. This change in how we do business will create a stronger platform to optimise investment and is helping us allocate resources effectively towards driving future growth.

During the quarter we would highlight:
●
Good progress in driving greater cost efficiency, particularly in A&P. Leveraging existing capabilities, tools and systems such as Catalyst, to target and refine investment to maximise returns. This is enabling more disciplined prioritisation of A&P spend where needed.
●
Fully utilising AI to organise data for better analytics, to help deliver efficiencies in a sustainable   manner.
●
Strong progress on the operating model review driving simplifications on processes which will deliver efficiencies in the near term.
●
On track to deliver c.$625 million cost savings over the next 3 years.

Tariffs on imports into the US
Our guidance for the expected impact of tariffs into the US from UK and European imports remains unchanged at c.$200m pre mitigation on an annualised basis. This assumes that the current tariffs remain at 10% on imports from the UK and 15% on imports from Europe, and that Mexican and Canadian spirits imports remain exempt under USMCA, with no other changes to tariffs. Given the actions to date and before any pricing, we expect to be able to mitigate around half of this impact on operating profit on an ongoing basis.

Q1 review
Organic net sales in Q1 were flat with positive organic volume growth of 2.9% offset fully by negative 2.8% price/mix, with the latter predominantly due to adverse mix in Asia Pacific. Overall, organic net sales growth in Europe, LAC and Africa was offset by declines in NAM and APAC. In NAM weaker performance was due to year-on-year decline in consumption and lapping tough comparatives including the benefit from tequila restocking given strong Don Julio growth through Q1 fiscal 25. In APAC the decline was driven by Chinese white spirits with reduced consumption occasions across the baijiu category. Overall, from a category perspective, there was good growth in scotch, notably Johnnie Walker and in beer with Guinness. There was also strong momentum in RTDs and RTS, particularly Smirnoff Ice and branded cocktails, offsetting weakness in Chinese white spirits and tequila in North America.

Net sales, Volume and Price/mix for Q1 ended 30 September 2025

	Q1 ended 30 September 2025				Volume	Price/mix
	Reported F26	Reported F25	Reported growth	Organic growth	Organic growth	Organic Growth
Net sales	$m	$m	YoY %	YoY %	YoY %	YoY %

North America	1,849	1,917	(3.5)	(2.7)	(2.1)	(0.6)
Europe	1,212	1,152	5.1	3.5	(1.9)	5.3
Asia Pacific	864	957	(9.7)	(7.5)	5.2	(12.8)
LAC	512	461	11.1	10.9	6.7	4.1
Africa	389	458	(15.1)	8.9	10.7	(1.7)
Corporate	49	41	n/a	n/a	n/a	n/a
Diageo Total	4,875	4,986	(2.2)	0.0	2.9	(2.8)

Quarterly financials are unaudited. Unrounded financials - due to rounding, the numbers in this table may not always cast or calculate.

Q1 Regional performance
North America (38% net sales)

●
Organic net sales declined 2.7% primarily driven by a challenging environment across consumer goods. While we had planned for a cautious US consumer environment, the overall spirits market was softer than expected, with increased competitive pressure, particularly in tequila.
●
Price/mix decreased 0.6% driven primarily by negative mix in US Spirits.
●
US Spirits organic net sales were down 4.1%. Overall net sales were impacted by lapping tough comparatives in tequila last year in Don Julio given restocking and additional size extensions, with some benefit from a pull forward of imports related to tariffs on European imports. We believe overall distributor inventory levels at the end of the quarter were appropriate, reflecting some seasonality as would be typical for this time of year, ahead of OND.
●
Scotch growth was strong, with double-digit growth on Johnnie Walker, with some benefit from phasing in the quarter. Strong performance on RTS and RTDs, was led by the Bulleit and Ketel One Cocktail Collections, and the newly launched Casamigos RTD. Tequila declined double-digit overall driven by comparatives, competitive pressure and category softness.
●
DBC USA net sales grew 9.2% driven by Smirnoff Ice and Guinness.

Europe (25% net sales)

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Organic net sales grew 3.5%, driven by sustained strong momentum in Guinness and good overall performance despite the continued challenging backdrop. While the spirits category remained soft in key markets, this was notably offset by strong performance in Türkiye.
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Price/mix grew 5.3% driven by continued strong Guinness performance and pricing in Türkiye.
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Spirits organic net sales grew low-single digit, led by Türkiye and MENA, offsetting weakness in other markets. Guinness organic net sales grew high-single digit in the quarter with continued momentum from both Guinness Draught and Guinness 0.0.
●
Solid growth in scotch driven by Johnnie Walker in Türkiye and MENA, more than offsetting weaker performance in a number of our smaller brands. Good growth in Baileys, driven by very strong performance in Great Britain, with some phasing benefit in the quarter.

Asia Pacific (18% net sales)

●
Organic net sales declined 7.5% driven by Greater China partially offset by double-digit growth in India and growth across other markets across the region.
●
Price/mix declined 12.8% driven largely by weakness in CWS in China.
●
In Greater China, strong double-digit decline in both volume and net sales, was driven in Chinese white spirits with reduced consumption occasions across the baijiu category, primarily as a result of market policy, adversely impacting net sales in the region by c.13% and group net sales by c.2.5%. India grew double-digit with growth across the portfolio despite recent excise increases in the state of Maharashtra. The transition of our beer route-to-market to a licence brewing model in Australia and China also adversely impacted performance, and growth of Guinness in the market.
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Scotch growth driven by Johnnie Walker growth across the region.

Latin America and Caribbean (11% net sales)

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Organic net sales grew 10.9%, mainly driven by growth in Brazil.
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Price/mix grew 4.1%, driven by positive price/mix across most of the region.
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Brazil delivered double-digit organic net sales growth with double-digit volume growth and positive price/mix, supported by a stabilising consumer environment. Mexico was broadly flat, with mid-single-digit volume growth mostly offset by negative price/mix, as the consumer environment continued to stabilise.
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Scotch growth was strong, driven by Johnnie Walker in Brazil, and very strong growth in RTDs led by Smirnoff Ice, also in Brazil.
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We are closely monitoring the news at the end of September on counterfeit beverages in Brazil.

Africa (8% net sales)

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Organic net sales grew 8.9% due to high-single-digit growth in East Africa and strong growth in South, West and Central Africa (SWC).
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Price/mix declined 1.7% due to market mix.
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In East Africa, Tanzania and Uganda saw strong double-digit growth. SWC growth reflected double-digit organic volume and net sales growth in South Africa.
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Strong beer growth, led by Serengeti, and strong growth in RTDs driven by Smirnoff Ice in South Africa.

Live presentation and Q&A conference call

Nik Jhangiani, Interim Chief Executive and Deirdre Mahlan, Interim Chief Financial Officer will host a short presentation followed by Q&A at 9.30am UKT (10.30am CET) on Thursday 6 November 2025, which can be accessed at: https://www.investis-live.com/diageo/68caca00e255d400105caaa2/merat

For analysts and investors wishing to ask questions, please use the dial-in details below which will have a Q&A facility. Please dial in 15 minutes ahead of the scheduled start time to register before the call begins.

From the UK:	+44 (0)20 3936 2999
From the UK (free call):	0808 189 0158
From the USA:	+1 646 233 4753
From the USA (free call):	+1 855 979 6654
Access code:	587742

Transcript and audio recording
Following the presentation and Q&A conference call, a transcript and audio recording can be accessed at:
https://www.diageo.com/en/investors/results-reports-and-events/results

Presentation slides and transcript
Following the presentation, slides and a transcript will be made available.

For further information, please contact:
Investor relations:
Sonya Ghobrial                                                                         +44 (0) 7392 784 784
Andy Ryan                                                                                +44 (0) 7803 854 842
Grace Murphy                                                                           +44 (0) 7514 726 167
investor.relations@diageo.com

Media relations:
Rebecca Perry                                                                           +44 (0) 7590 809 101
Clare Cavana                                                                             +44 (0) 7751 742 072
Isabel Batchelor                                                                         +44 (0) 7731 988 857
press@diageo.com

About Diageo

Diageo is a global leader in beverage alcohol with an outstanding collection of brands across spirits and beer categories. These brands include Johnnie Walker, Crown Royal, J&B and Buchanan's whiskies, Smirnoﬀ and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in nearly 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo's global responsible drinking resource, www.DRINKiQ.com for information, initiatives, and ways to share best practice.

Celebrating life, every day, everywhere.

Appendix

Foreign exchange

We are not providing specific guidance in relation to foreign exchange for fiscal 26. However, using the hedged rates already in place and for other exposures the spot exchange rates at 30 September 2025, including $1=£0.74 and $1=€0.85, for fiscal 26, would result in a positive impact on net sales of approximately $200 million and a positive impact of approximately $50 million on operating profit. The above spot rates, currency hedges and assumptions reflect a point in time, and may change.

Acquisitions and disposals

Completed since 30 June 2025

●
Seychelles Breweries Limited - On 1 July 2025, Diageo announced completion of the sale of its 54.4% shareholding in Seychelles Breweries Limited to Phoenix Beverages Limited, a subsidiary of Mauritius-based IBL Group.
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Guinness Ghana Breweries PLC - On 3 July 2025, Diageo announced completion of the sale of its 80.4% shareholding in Guinness Ghana Breweries PLC to Castel Group.
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Diageo Operations Italy S.p.A - Santa Vittoria production facility - On 24 June 2025, Diageo announced the sale of Diageo Operations Italy S.p.A, inclusive of the Santa Vittoria production facility, to NewPrinces S.p.A. This transaction completed in September 2025.

Completed in fiscal 2025

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The disposals of Pampero, Safari and Cacique - All completed in fiscal 25. No financial performance details were shared.
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The disposal of majority shareholding in Guinness Nigeria PLC (GN) - Completed on 30 September 2024, with the sale of this stake in GN to Tolaram.
●
Strategic Joint Venture with Main Street Advisors Inc. - In June 2025, Diageo completed the exchange of a majority ownership of Cîroc brand rights in North America for a majority ownership interest in Lobos 1707 tequila.

Volume reporting change

As part of the move to an asset-light beer operating model, calculation of volume for Guinness flavour extract and other concentrate sales has been amended to represent the equivalent finished goods volume. Comparatives for prior periods have been restated.

Explanatory notes

Comparisons are to the three months ended 30 September 2025 unless otherwise stated. Unless otherwise stated, percentage movements given throughout this document for volume and net sales are organic movements after retranslating current period reported numbers at prior period exchange rates and after adjusting for the effect of exceptional operating items and acquisitions and disposals, excluding fair value remeasurements.

This document includes names of Diageo's products which constitute trademarks or trade names which Diageo owns or which others own and license to Diageo for use.

Definitions and reconciliation of non-GAAP measures to GAAP measures

Diageo's strategic planning process is based on certain non-GAAP measures, including organic movements. These non-GAAP measures are chosen for planning and reporting, and some of them are used for incentive purposes. The group's management believes that these measures provide valuable additional information for users of the financial statements in understanding the group's performance. These non-GAAP measures should be viewed as complementary to, and not replacements for, the comparable GAAP measures and reported movements therein.

It is not possible to reconcile the forecast tax rate before exceptional items, forecast organic net sales growth and forecast organic operating profit growth to the most comparable GAAP measure as it is not possible to predict, without unreasonable effort, with reasonable certainty, the future impact of changes in exchange rates, acquisitions and disposals and potential exceptional items.

Volume

Volume is a performance indicator that is measured on an equivalent units basis to nine-litre cases of spirits. An equivalent unit represents one nine-litre case of spirits, which is approximately 272 servings. A serving comprises 33ml of spirits, 165ml of wine, or 330ml of ready to drink or beer. Therefore, to convert volume of products other than spirits to equivalent units, the following guide has been used: beer in hectolitres, divide by 0.9; wine in nine- litre cases, divide by five; ready to drink and certain pre-mixed products that are classified as ready to drink in nine-litre cases, divide by ten.

Organic movements

Organic information is presented using US dollar amounts on a constant currency basis excluding the impact of exceptional items, certain fair value remeasurements, hyperinflation and acquisitions and disposals. Organic measures enable users to focus on the performance of the business which is common to both years and which represents those measures that local managers are most directly able to influence.

Detailed calculation and reconciliation of non-GAAP measures can be found in the latest Annual Report (available at https://www.diageo.com/en/investors).

Organic net sales movement calculations for the 3 months ended 30 September 2025 were as follows:

Net sales	North America	Europe	Asia Pacific	Latin America and Caribbean	Africa	Corporate	Diageo total
	$m	$m	$m	$m	$m	$m	$m
3 months ended 30 September 2024 reported	1,917	1,152	957	461	458	41	4,986
Exchange	(6)	(54)	(24)	(17)	(2)	(1)	(103)
Reclassification	0	1	0	0	(1)	0	0
Disposals	(23)	(11)	(2)	0	(112)	0	(148)
3 months ended 30 September 2024 adjusted	1,888	1,090	931	444	342	41	4,735
Organic movement	(51)	38	(70)	48	30	5	1
Acquisitions & Disposals	9	2	1	3	8	0	23
Exchange	3	76	2	17	8	3	109
Hyperinflation	0	6	0	0	0	0	6
3 months ended 30 September 2025 reported	1,849	1,212	864	512	389	49	4,875
Organic movement %	(2.7)	3.5	(7.5)	10.9	8.9		0.0

Quarterly financials are unaudited. Unrounded financials - due to rounding, the numbers in this table may not always cast or calculate.

Cautionary statement concerning forward-looking statements

This document contains 'forward-looking' statements. These statements can be identified by the fact that they do not relate only to historical or current facts. In particular, forward-looking statements include all statements that express forecasts, expectations, plans, outlook, objectives and projections with respect to future matters, including trends in results of operations, margins, growth rates, phasing and overall market trends, information related to Diageo's fiscal 26 outlook and beyond, ambitions relating to free cash flow and improved operating leverage, Diageo's Accelerate programme, the impact of changes in interest or exchange rates, anticipated cost savings or synergies, expected investments, the completion of any strategic transactions or restructuring programmes, anticipated tax rates, changes in the international tax environment, potential tariffs and Diageo's ability to mitigate the impact of tariffs, expected cash payments, and general economic conditions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo's control. Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo's expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based.

An explanation of non-GAAP measures, including organic movements, is set out on pages 213-220 of Diageo's Annual Report for the year ended 30 June 2025.

Diageo plc LEI: 213800ZVIELEA55JMJ32

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 06 November 2025

By:___/s/ James Edmunds

James Edmunds
Deputy Company Secretary
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